Exhibit 99.1

YM BioSciences Inc. and Therapure Biopharma Inc. Announce Contract
- Therapure Biopharma to perform fill/finish of nimotuzumab -

MISSISSAUGA, Canada - December 17, 2009 - David Allan, Chairman and CEO of YM BioSciences Inc. and Thomas Wellner, President and CEO of Therapure Biopharma Inc. today announced the signing of an agreement under which Therapure Biopharma will provide fill and finish services for nimotuzumab, the humanized monoclonal antibody licensed to YM’s majority-owned Canadian subsidiary, CIMYM BioSciences Inc., by the Centre of Molecular Immunology (CIM). Under the terms of the agreement, Therapure will formulate and fill nimotuzumab into sterile vials in their aseptic GMP certified and Health Canada licensed fill suite in Mississauga, Canada. The facility is built to FDA, EMEA, MHRA and Health Canada standards. The final product will be utilized by YM BioSciences and its licensees, Daiichi Sankyo in Japan, Kuhnil in South Korea, and Oncoscience AG in Europe for all activities and by Innogene Kalbiotech, YM’s licensee in Southeast Asia, for global clinical trials.

Nimotuzumab is a humanized monoclonal antibody that targets and binds to the epidermal growth factor receptor (EGFR), the well-validated oncology target. Nimotuzumab is currently being evaluated in 32 clinical studies worldwide in numerous indications, including multiple stages of non-small-cell lung cancer, pediatric and adult glioma, esophageal cancer, pancreatic cancer, gastric cancer and head & neck cancer. Three Phase III trials and eight Phase II trials of those 32 are being conducted between YM and its four licensees. Nimotuzumab has been approved for marketing in 23 countries including Argentina, Brazil, China, India, Indonesia and, most recently, Mexico. In 2009, worldwide revenues for EGFR-targeting monoclonal antibodies are expected to approximate $2 billion.

“We have been very pleased with the performance of nimotuzumab during our on-going clinical development program advancing it toward the market,” said David Allan.  “Combining the supply of the active drug product from the Center Molecular Immunology with the fill/finish capabilities of Therapure’s manufacturing suite provides CIM and YM BioSciences with a cost-effective and complete Canadian solution that integrates the numerous skills required in the production of biologics and provides a North American GMP standard to the nimotuzumab manufacturing process. Our product is well suited to Therapure’s flexible and modern Health Canada-licensed facility.”

“Therapure Biopharma is proud to be able to work with YM BioSciences and to apply our expertise to support the clinical evaluation of this differentiated drug, and we look forward to continuing the process through supply of the commercial product when marketing authorizations are granted in the major markets,” said Thomas Wellner. “Therapure Biopharma has much experience filling and finishing a variety of biopharmaceutical products in different formats. Working closely with YM BioSciences, another successful Canadian-based biotech company, has allowed us to meet their quality requirements for a successful globalization of this exciting cancer treatment.”

The agreement has been concluded between Therapure Biopharma and YM BioSciences and the implementation of the agreement will occur upon the finalization of the contract agreed with CIM.

About Therapure Biopharma

Therapure Biopharma Inc. is an integrated biopharmaceutical company that develops, manufactures, purifies and packages therapeutic proteins. As a contract development and manufacturing organization (CDMO) Therapure Biopharma applies scientific, manufacturing, and downstream purification expertise with an intimate understanding of advanced biology, complex proteins, and regulatory processes to develop effective and innovative solutions to advance products from discovery to market for its’ clients. Therapure’s Health Canada licensed 130,000 sq.ft. facility, includes manufacturing, research and quality control laboratories and a cGMP warehouse, is built to U.S. FDA, EMEA, MHRA and Health Canada standards for the aseptic handling and purification of proteins.

For more information, please visit: www.therapurebio.com

About YM BioSciences

YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™,and AeroLEF®,a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Products in clinical development at Cytopia Ltd., the Australian public company that, subject to shareholder agreement, shall be merged into YM, include a JAK 1/2-targeting small molecule (CYT387) in a Phase I clinical trial at Mayo Clinic and a novel vascular disrupting agent (CYT997) in a Phase I/II trial internationally. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization. Nimotuzumab is licensed to CIMYM BioSciences Inc., the majority-owned Canadian subsidiary of YM. YM is acting on behalf of CIM to assure the technology transfer to Therapure and will manage the interaction with Therapure for the fill and finish.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

Thomas Wellner, President and CEO
Therapure Biopharma Inc.
+1 905 286-6204
ceo@therapurebio.com